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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 5
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             WARRANTECH CORPORATION
                                (Name of Issuer)

                         Common Stock, $0.007 Par Value
                         (Title of Class of Securities)

                                    934648304
                                 (CUSIP Number)

                                  Nancy A. Roth
                                 Helene N. White
                          c/o Richard B. Comiter, Esq.
                         Comiter, Singer & Baseman, LLP
                            Gardens Corporate Center
                          3801 PGA Boulevard, Suite 604
                          Palm Beach Gardens, FL 33410
                                 (561) 626-2101

                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 MARCH 14, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  934648304              SCHEDULE 13 D                  Page 2 of 14
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         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jeff J. White (Deceased)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     -0-
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

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CUSIP NO.  934648304              SCHEDULE 13 D                  Page 3 of 14
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This  Amendment  No. 5 to Schedule  13D  ("Amendment  No. 5") is being filed on behalf of Jeff J. White, who died on November 30, 2005 ("Mr. White"), with respect to common stock (hereinafter referred to as the "common stock") of Warrantech Corporation (the "Company").

Item 1.       Security and Issuer

              Item 1 is hereby amended and restated in its entirety as follows:

              "Security:               Common Stock, $0.007 par value.
              Issuer:                  Warrantech Corporation
                                       2200 Highway 121, Suite 100
                                       Bedford, TX  76021"


Item 2.       Identity and Background

              Item 2 is hereby amended and restated in its entirety as follows:

              "(a)     Name:  Jeff J. White (Deceased)

              (b) Business Address: The Estate of Jeff J. White c/o Comiter, Singer & Baseman, LLP, Gardens Corporate Center, 3801 PGA Boulevard, Suite 604, Palm Beach Gardens, FL 33410, Attn:
              Richard B. Comiter, Esq.

              (c)      Principal occupation:  Deceased.

              (d) During the last five years, Mr. White had not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) During the last five years, Mr. White had not been a party to a civil proceeding of the judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

              (f)      Mr. White was a citizen of the United States of America."


Item 3.       Source and Amount of Funds

              No material change.


Item 4.       Purpose of the Transaction

              Item 4 is hereby amended by the addition thereto of the following:


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CUSIP NO.  934648304              SCHEDULE 13 D                  Page 4 of 14
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              "Mr.  White  died on  November  30,  2005.  Upon his  death,  the
              1,322,048 shares of common stock beneficially owned by Mr. White were transferred to the Estate of Jeff J. White (the "Estate"). At the time of his death, Mr. White had an outstanding loan with the Company. On March 14, 2005, the Estate entered into an agreement (the "Agreement") with the Company pursuant to which the Estate sold the 1,322,048 shares of common stock to the Company and made certain other payments to the Company in satisfaction of the outstanding loan. The foregoing summary is qualified in its entirety by reference to the Agreement which is attached as an exhibit to this Amendment No. 5 and incorporated by reference into this Item 4."


Item 5.       Interest in Securities of the Issuer

              Item 5 is hereby amended and restated in its entirety as follows:

              "(a)     The  Estate  does not  beneficially  own any  shares  of
              common stock.

              (b) The Estate does not have the power to vote, direct the vote, dispose or direct the disposition of any shares of common stock.

              (c)      See Item 4.

              (d)      Not applicable.

              (e) The Estate ceased to be the beneficial owner of more than 5% of the common stock on March 14, 2006."


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              Item 6 is hereby amended by the addition thereto of the following:

              "See Item 4 of this Amendment No. 5 which is incorporated into this Item 6 by reference."


Item 7.       Material to be Filed as Exhibits

              A. The Agreement, dated March 14, 2006, between the Estate of Jeff J. White and Warrantech Corporation.

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CUSIP NO.  934648304              SCHEDULE 13 D                  Page 5 of 14
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                                   SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 2006



                                       THE ESTATE OF JEFF J. WHITE



                                       By: /s/ Nancy A. Roth
                                           --------------------------------
                                           Name:  Nancy A. Roth
                                           Title: Administratrix and Distributee




                                       By: /s/ Helene N. White
                                           --------------------------------
                                           Name:  Helene N. White
                                           Title: Administratrix and Distributee



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CUSIP NO.  934648304              SCHEDULE 13 D                  Page 6 of 14
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                                 EXHIBIT INDEX


A. The Agreement, dated March 14, 2006, between the Estate of Jeff J. White and Warrantech Corporation.


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CUSIP NO.  934648304              SCHEDULE 13 D                  Page 7 of 14
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                                                                     EXHIBIT A



                                   AGREEMENT


            This Agreement is entered into this 14th day of March, 2006 by and between Warrantech Corporation, a Nevada corporation ("Warrantech"), and the Estate of Jeff J. White ("Estate").

            WHEREAS, the Estate and Warrantech agree that the Estate owns approximately 1,322,048 shares of common stock of Warrantech, par value $.007 per share (the "Shares"), all numbers herein as calculated after the 10 for 1 reverse stock split approved in 1990;

            WHEREAS, Jeff J. White ("White") has pledged to Warrantech 872, 145 of the Shares pursuant to a Pledge Agreement dated as of February 1, 2000 (the "Pledge Agreement") as security for a promissory note dated July 24, 2002 from White to Warrantech in the original principal amount of $2,912,429.91 (the "Promissory Note"), of which 857,145 remain subject to the Pledge Agreement;

            WHEREAS,   the   Estate  may  not  be  able  to  locate  the  stock
certificates evidencing all of the Shares;

            WHEREAS, the Promissory Note amended and restated a promissory note, dated as of February 1, 2000, in the original principal amount of $2,522,801.05, which itself amended and restated a promissory note dated as of July 6, 1998 in the original principal amount of $2,303,577.19 (the "Original Loan").

            WHEREAS, White died on November 30, 2005;

            WHEREAS, administrators of White's estate have been duly appointed;

            WHEREAS, the aggregate indebtedness owed to Warrantech under the Promissory Note as of February 1, 2006 is $3,401,408.23 and $415.51 of interest accrues each day thereafter;

            WHEREAS, accrued interest was payable under the Promissory Note on February 1, 2006;

            WHEREAS, the Estate wishes to sell to Warrantech the Shares and to make certain other payments in order to compromise and discharge the Promissory Note;

            WHEREAS, Warrantech wishes to acquire from the Estate the Shares and to receive certain other payments in order to compromise and discharge the Promissory Note.


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CUSIP NO.  934648304              SCHEDULE 13 D                  Page 8 of 14
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            NOW,  THEREFORE,  in  consideration  of  the  mutual  promises  and covenants hereinafter contained, and other good and valuable consideration, the sufficiency of which is hereby acknowledged, Warrantech and the Estate hereby agree as set forth in this Agreement.

            1. PAYMENTS; TRANSFER OF SHARES. The Estate shall pay to Warrantech, on or before March 14, 2006 (the "Payment Date"), $1,290,000 by wire transfer of immediately available funds (the "Cash Payment") to an account designated in writing by Warrantech. In addition, the Estate hereby agrees to sell, transfer, assign and convey to Warrantech at the Closing (as defined below), and Warrantech hereby agrees to purchase and acquire from the Estate at the Closing, all right, title and interest in and to the Shares and any other shares of Warrantech capital stock owned of record and beneficially by Jeff J. White, individually, free and clear of all liens, claims and other encumbrances; provided, however, the parties acknowledge and agree that the shares of Warrantech owned by RNJH Associates, Ltd., are not being sold, transferred or otherwise conveyed pursuant to this Agreement. The parties agree that the aggregate purchase price for the Shares is $1,013,577.19 (the "Purchase Price"). Upon the payment of the Cash Payment, both the Cash Payment and the Purchase Price shall be deemed paid by the Estate and accepted by Warrantech, and both amounts will be applied against the principal indebtedness evidenced by the Promissory Note, resulting in the payment, satisfaction and discharge of the entire Original Loan. Additionally, all interest on the Original Loan accrued at any time shall be forgiven and discharged in full (as set forth in Paragraph 2 below) upon the payment of the Cash Payment, and the only remaining obligation of the Estate will be to transfer, assign and convey the Shares as set forth herein, which obligation shall become binding and irrevocable upon the discharge of the indebtedness set forth above. The parties hereby agree that despite the subsequent Closing, any proceeds of the Shares following the date hereof, including, without limitation, as a result of a tender offer, merger or other extraordinary corporate transaction shall belong, and be payable, to Warrantech.

            2. DISCHARGE OF INDEBTEDNESS. The Promissory Note and all principal indebtedness and accrued and future interest thereunder shall be discharged in full on the Payment Date as a result of the satisfaction of the Original Loan as described above and the forgiveness of all interest thereon. If the Estate fails to provide to Warrantech the $1,290,000 cash payment, fails to deliver to Warrantech stock certificates evidencing the shares or to execute lost stock certificate affidavits for any Shares for which certificates are not delivered or any court or governmental instrumentality determines that the Estate did not have the power, authority or right to enter into this Agreement or perform the transactions contemplated hereby (other than through a challenge by Warrantech), the Estate shall be liable to Warrantech, and shall pay, $3,401.408.23 less the value of any consideration actually paid and not disgorged, if any.

            3. CLOSING. The closing of the transfer of the Shares (the "Closing") shall occur and be effective on the later to occur of June 30, 2006 or such later date within the next sixty (60) days after June 30, 2006 as is specified in writing by Warrantech; provided, however that the Closing shall occur before June 30, 2006 if Warrantech shall give five business days written notice to the Estate of a date of Closing prior thereto. At Closing, the Estate shall deliver to Warrantech all certificates evidencing the Shares, along with stock powers executed in blank, or customary lost stock certificate affidavits and indemnities for Shares for which certificates are not delivered. No bond shall be required for any lost stock certificates, although, if requested by Warrantech, Nancy A. Roth and Helene N. White shall guarantee the Estate's indemnities of Warrantech; provided, however, that Warrantech shall promptly record in its books and records the certificates delivered to it by the Estate evidencing any shares as well as any such lost stock certificate affidavits

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CUSIP NO.  934648304              SCHEDULE 13 D                  Page 9 of 14
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delivered to it by the Estate. At Closing,  title to the Shares shall pass from the Estate to Warrantech, the Pledge Agreement shall be terminated and of no further force or effect and the Promissory Note shall be delivered to the Estate with evidence of satisfaction. At Closing all of the representations and warranties of each party set forth below shall be true and correct as if made at Closing and each party shall deliver to the other a certificate signed by a
duly   authorized   person   certifying   the  truth  and   accuracy   of  such
representations and warranties as of the date made and as of the date of Closing; provided, however, that the representations and warranties set forth in Paragraphs 6(g), (h) and (i) shall be true and accurate only as of the date made. The representations and warranties set forth below shall survive the Closing for the earlier of thirty months or the closing of the administration of the Estate (i.e., the receipt of the "closing letter" from the U.S. Internal Revenue Service).

            4. PROXY. Effective upon the date hereof, the Estate hereby grants to Warrantech an irrevocable proxy, which proxy is coupled with an interest, with full power of substitution to vote or give or withhold consent with respect to all of the Shares which the Estate is entitled to vote at any meeting of stockholders or any written consent of Warrantech for any purpose or purposes.

            5. REPRESENTATIONS AND WARRANTIES OF WARRANTECH. Warrantech represents and warrants to Estate as follows:

                  (a) Warrantech is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Warrantech has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance by Warrantech of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action, and no other act or proceeding on the part of Warrantech or its stockholders will be necessary to authorize the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby.

                  (b) Warrantech's execution and performance under this Agreement is not limited or prohibited by, and will not cause a breach of, constitute a default under, result in the termination or acceleration of, terminate, modify or cancel, or require any notice under Warrantech's certificate of incorporation, bylaws, or any other agreement or understanding to which Warrantech is a party, and this Agreement represents a valid and binding obligation of Warrantech, enforceable against it in accordance with its terms.

                  (c) There are no actions, suits, proceedings, orders or investigations pending or, to the best of Warrantech's knowledge, threatened against or affecting Warrantech, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which could adversely affect Warrantech's performance under this Agreement or the consummation of the transactions contemplated hereby.

                  (d) Except for a Current Report on Form 8-K relating to this Agreement under the Securities Exchange Act of 1934, as amended, no permit, consent, approval or authorization of, or declaration to or filing with, any governmental or regulatory authority, any court or any other party or

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CUSIP NO.  934648304              SCHEDULE 13 D                 Page 10 of 14
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person is required in connection with the execution, delivery or performance of this Agreement by Warrantech or the consummation by Warrantech of the transactions contemplated hereby.

                  (e) The representations and warranties set forth in this Agreement are the only representations and warranties made by Warrantech with respect to the transactions contemplated hereby.

                  (f) The Company has no present intention to file for bankruptcy under the U.S. Bankruptcy Code or similar state laws.

            6. REPRESENTATIONS AND WARRANTIES OF THE ESTATE. The Estate hereby represents and warrants to Warrantech as follows:

                  (a) The Estate has legal capacity to execute and deliver this Agreement and to perform its obligations hereunder. No other act or proceeding on the part of the Estate will be necessary to authorize the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby.

                  (b) Nancy A. Roth and Helene N. White are the duly appointed administratrix' of the Estate, are the sole distributees of the Estate as of the Payment Date and are duly authorized to execute this Agreement on behalf of the Estate.

                  (c) The Estate's execution and performance under this Agreement is not limited or prohibited by, and will not cause a breach of, constitute a default under, result in the termination or acceleration of, terminate, modify or cancel, or require any notice under any other agreement or understanding to which the Estate is a party (other than the Promissory Note and the Pledge Agreement) and this Agreement represents a valid and binding obligation of the Estate, enforceable against it in accordance with its terms.

                  (d) There are no actions, suits, proceedings, orders or investigations pending or, to the best of the Estate's knowledge, threatened against or affecting the Estate, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which could adversely affect the Estate's performance under this Agreement or the consummation of the transactions contemplated hereby.

                  (e) Except for any required filings pursuant to Section 13(d) or Section 13(g) under the Securities Exchange Act of 1934, as amended, no permit, consent, approval or authorization of, or declaration to or filing with, any governmental or regulatory authority, any court or any other party or person is required in connection with the execution, delivery or performance of this Agreement by the Estate or the consummation by the Estate of the transactions contemplated hereby.

                  (f) The Estate holds of record and owns beneficially all of the Shares free and clear of any liens, claims, encumbrances or any other restrictions on transfer, other than (i) those arising under the Pledge Agreement and (ii) such liens as shall be discharged by the Estate at Closing as a result of the payment of $1,290,000 and the transfer of the Shares by the Estate to Warrantech. Except for this Agreement, the Estate is not a party to any option, warrant, right, contract, call, put or other agreement or commitment providing for the disposition or acquisition of any Shares or any options exercisable for Shares. The Estate is not a party to any voting trust,

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CUSIP NO.  934648304              SCHEDULE 13 D                 Page 11 of 14
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proxy or other  agreement  or  understanding  with respect to the voting of any
Shares. At the Closing, by acquiring the Shares as contemplated by this Agreement, Warrantech shall receive good and marketable title to all of the Shares free and clear of all liens, claims or encumbrances.

                  (g) To the best of the Administratrixes' knowledge, there are not more than $2.5 million of cash, cash equivalents or freely marketable securities (excluding any Warrantech securities) held or titled solely in the name of Jeff J. White or the Estate.

                  (h) In the opinion of the Administratrixes, not less than 75% of the value of the Estate's assets, on an undiscounted basis, are held in capital stock of Marchon Eyewear Inc., which shares are not freely marketable, and in interests of Marchon affiliated entities, which interests are not freely marketable.

                  (i) To the best of the Administratrixes' knowledge, the Estate's liabilities with priority claims or potential priority claims exceed approximately $6,000,000.

                  (j) The Estate understands that it is entering into a transaction with Warrantech involving the acquisition by Warrantech of its own securities, that the Estate has made its own evaluation of the merits of the transaction, including a review of Warrantech's filings with the Securities and Exchange Commission and that Warrantech may possess information relating to itself which is material and is not known to the public or the Estate.

                  (k)    To  the  best  of  the  Administratrixes'   knowledge,
neither White nor the Estate has sold, transferred, hypothecated or pledged any shares of Warrantech capital stock since December 2003.

                  (l) The representations and warranties set forth in this Agreement are the only representations and warranties made by the Estate with respect to the transactions contemplated hereby.

            7. NOTICES. All notices and other communications required or desired to be given pursuant to this Agreement will be given in writing and will be deemed duly given upon personal delivery, or on the third day after mailing if sent by registered or certified mail, postage prepaid, return receipt requested, or on the day after mailing if sent by a nationally recognized overnight delivery service which maintains records of the time, place and recipient of delivery, or upon receipt of an electronically confirmed transmission if sent by telex, telecopy or facsimile transmission, and in each case if addressed as follows, as the same may be changed from time to time by any party in accordance with this Section:

                  If to Warrantech:

                  Warrantech Corporation
                  2200 Highway 121, Suite 100
                  Bedford, TX 76021
                  Facsimile:


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CUSIP NO.  934648304              SCHEDULE 13 D                 Page 12 of 14
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                  With a copy to:

                  Tannenbaum Helpern Syracuse & Hirschtritt, LLP
                  900 Third Avenue
                  New York, New York 10022
                  Attn: Ralph A. Siciliano, Esq.
                  Facsimile: (212) 371-1084

                  If to the Estate

                  Certilman Balin Adler & Hyman, LLP
                  90 Merrick Avenue
                  East Meadow, NY 11554
                  Attn:  Stephen J. Silverberg, Esq.
                  Facsimile:  (516) 296-7111


                  With a copy to:

                  Comiter, Singer & Baseman, LLP
                  Gardens Corporate Center
                  3801 PGA Boulevard, Suite 604
                  Palm Beach Gardens, FL 33410
                  Attn: Richard B. Comiter, Esq.
                  Facsimile: (561) 626-4742

            8. MISCELLANEOUS. In interpreting, construing and administering this Agreement, Warrantech and the Estate hereby agree as follows:

                  (a) This Agreement represents the entire agreement and understanding of the parties with regard to the subject matter hereof, and supersedes all prior and contemporaneous oral or written agreements with regard to such subject matter.

                  (b) This Agreement may not be terminated, discharged or modified except by delivery of a written document signed by Warrantech and the Estate.

                  (c) The Estate and Warrantech each agree to execute and deliver such documents and to take such further action as the other party may reasonably request in order to effectuate the transactions described in this Agreement.

                  (d) The headings of the paragraphs of this Agreement are for convenience only and shall not constitute a part hereof.

                  (e)    This   Agreement   shall  be  construed  and  enforced
pursuant to the laws and decisions of the state of New York, without regards to principles of conflicts of laws.


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CUSIP NO.  934648304              SCHEDULE 13 D                 Page 13 of 14
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                  (f)    This   Agreement  may  be  executed  in  one  or  more
counterparts, each of which shall constitute an original but all of which shall constitute one and the same instrument.

                  (g) Except as specifically set forth herein, no party may assign or delegate its rights or obligations under this Agreement without the prior written consent of the other party. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns; including, without limitation, any future owners of Warrantech.

                  (h) The parties irrevocably submit to the non-exclusive jurisdiction of any state or federal court located in New York, New York, in any action arising in connection with this Agreement, including, but not limited to, any action challenging the validity of this Agreement. The prevailing party in any such action shall be entitled to be paid by the other party its reasonable attorney's fees and expenses incurred as a result of such action and the investigation thereof, in addition to any other rights and remedies.

                  (i) Warrantech shall provide its commercially reasonable cooperation to the Estate in providing information with respect to any securities law filings required by the Estate.

                  (j) The parties acknowledge that the recitals set forth at the beginning of this Agreement are true and correct and shall be incorporated by reference into the body of this Agreement.

---------------------------                          ---------------------------
CUSIP NO.  934648304              SCHEDULE 13 D                 Page 14 of 14
---------------------------                          ---------------------------



            IN WITNESS WHEREOF, Warrantech and the Estate have entered into this Agreement as of the date first written above.


                                     WARRANTECH CORPORATION



                                       By: /s/ Richard F. Gavino
                                           ----------------------------------
                                           Name:  Richard F. Gavino
                                           Title: Executive Vice President and
                                                  Chief Financial Officer



                                       THE ESTATE OF JEFF J. WHITE



                                       By: /s/ Nancy A. Roth
                                           ----------------------------------
                                           Name:  Nancy A. Roth
                                           Title: Administratrix and Distributee


                                       By: /s/ Helene N. White
                                           ----------------------------------
                                           Name:  Helene N. White
                                           Title: Administratrix and Distributee